APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MMGT Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	288.25
Meals & Entertainment	3.25
Total Expenses	**$291.50**
NET OPERATING INCOME	**$ -291.50**
NET INCOME	**$ -291.50**

MMGT Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
LIFEGREEN BUSINESS CHECKING (0921)	30.67
Total Bank Accounts	**$30.67**
Total Current Assets	**$30.67**
TOTAL ASSETS	**$30.67**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	322.17
Retained Earnings	0.00
Net Income	-291.50
Total Equity	**$30.67**
TOTAL LIABILITIES AND EQUITY	**$30.67**

MMGT Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-291.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -291.50**
FINANCING ACTIVITIES	
Owner's Investment	322.17
Net cash provided by financing activities	**$322.17**
NET CASH INCREASE FOR PERIOD	**$30.67**
CASH AT END OF PERIOD	**$30.67**

MMGT Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	123,346.37
Sales of Product Income	24,210.00
Uncategorized Income	280.00
Total Income	**$147,836.37**
Cost of Goods Sold	
Cost of Goods Sold	964.84
Total Cost of Goods Sold	**$964.84**
GROSS PROFIT	**$146,871.53**
Expenses	
Advertising & Marketing	1,275.86
Ask My Accountant	
Bank Charges & Fees	1,893.98
Car & Truck	536.89
Contractors	10,040.74
HSB Transfer	56,786.13
Insurance	979.96
Job Supplies	3,691.68
Legal & Professional Services	49.00
Meals & Entertainment	2,193.15
Office Supplies & Software	167.99
Reimbursable Expenses	6,607.19
Rent & Lease	39,785.42
Repairs & Maintenance	4,480.79
Taxes & Licenses	327.00
Travel	4,664.06
Uncategorized Expense	7,533.33
Utilities	25.00
Total Expenses	**$141,038.17**
NET OPERATING INCOME	**$5,833.36**
NET INCOME	**$5,833.36**

MMGT Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	3,108.00
IBERIA MMGT INC.	12,600.00
LIFEGREEN BUSINESS CHECKING (0921)	-122.82
Total Bank Accounts	**$15,585.18**
Accounts Receivable	
Accounts Receivable (A/R)	41,639.60
Total Accounts Receivable	**$41,639.60**
Other Current Assets	
Inventory	85.38
Inventory Asset	878.35
Uncategorized Asset	2,996.80
Total Other Current Assets	**$3,960.53**
Total Current Assets	**$61,185.31**
TOTAL ASSETS	**$61,185.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,722.13
Total Accounts Payable	**$27,722.13**
Total Current Liabilities	**$27,722.13**
Total Liabilities	**$27,722.13**
Equity	
Opening Balance Equity	5,000.00
Owner's Investment	22,921.32
Retained Earnings	-291.50
Net Income	5,833.36
Total Equity	**$33,463.18**
TOTAL LIABILITIES AND EQUITY	**$61,185.31**

MMGT Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,833.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-41,639.60
Inventory	-85.38
Inventory Asset	-878.35
Uncategorized Asset	-2,996.80
Accounts Payable (A/P)	27,722.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,878.00**
Net cash provided by operating activities	**$ -12,044.64**
FINANCING ACTIVITIES	
Opening Balance Equity	5,000.00
Owner's Investment	22,599.15
Net cash provided by financing activities	**$27,599.15**
NET CASH INCREASE FOR PERIOD	**$15,554.51**
Cash at beginning of period	30.67
CASH AT END OF PERIOD	**$15,585.18**

MMGT Inc.

BALANCE SHEET

As of November 4, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	3,108.00
IBERIA MMGT INC.	6,895.05
LIFEGREEN BUSINESS CHECKING (0921)	388.37
Total Bank Accounts	**$10,391.42**
Accounts Receivable	
Accounts Receivable (A/R)	99,497.00
Total Accounts Receivable	**$99,497.00**
Other Current Assets	
Inventory	85.38
Inventory Asset	878.35
Uncategorized Asset	2,996.80
Undeposited Funds	0.00
Total Other Current Assets	**$3,960.53**
Total Current Assets	**$113,848.95**
TOTAL ASSETS	**$113,848.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,722.13
Total Accounts Payable	**$27,722.13**
Total Current Liabilities	**$27,722.13**
Total Liabilities	**$27,722.13**
Equity	
Opening Balance Equity	5,000.00
Owner's Investment	37,431.34
Retained Earnings	5,541.86
Net Income	38,153.62
Total Equity	**$86,126.82**
TOTAL LIABILITIES AND EQUITY	**$113,848.95**

I, Gerald, certify that:

1. The financial statements of MMGT, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of MMGT, Inc included in this Form reflects accurately the information reported on the tax return for MMGT, Inc for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature

Name: Gerald

Title: President

1